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                           [RANDGOLD RESOURCES LOGO]


FOR IMMEDIATE RELEASE
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                                                   For further information call:
                     (CEO) Mark Bristow on +44 779 775 2288 or +27(0)82 800 4293
                                        (FD) Roger Williams on +27(0)83 308 9989
                                     (Chairman) Roger Kebble on +27(11) 309 6036


                        RANDGOLD RESOURCES POSTS FURTHER
                   PROFIT GAIN AND RAISES US$32.5 MILLION AS
                             PART OF NASDAQ LISTING


LONDON, 6 AUGUST 2002 - Randgold Resources, the London and Nasdaq-listed gold producer, has sustained its strong performance with a 51% improvement in net profit for the June quarter, while its half-year operating profit from mining increased by 38% year-on-year.

Reporting its results today, the Company said the increase in net profit from US$3.5 million for the March quarter to US$5.3 million for the June quarter was mainly attributable to higher gold sales revenues. The improvement from US$17.1 million to US$23.6 million in operating profit for the half-year reflects the benefits of discontinuing mining at Syama.

To facilitate trading by North American investors, the Company last month obtained a secondary listing on Nasdaq. At the same time, it raised US$32.5 million through a share offering which would be used to repay some debt and to fund the continuing pursuit of growth opportunities. Randgold Resources issued 5 million new shares - in the form of ordinary shares and American Depositary Shares - to new shareholders, primarily to improve the tradeability of its stock and broaden its investor base.

Reviewing the past quarter, chief executive Dr Mark Bristow said the Morila joint venture in Mali had continued to produce excellent results. Production of 150 126 ozs of gold at a cash cost of US$108/oz had been in line with expectations. Infill drilling results indicate that grades in the northern pit will be higher than forecast in the short to medium term, which will impact positively on production over the next few quarters.

Bristow also said satisfactory progress continued to be made with the development of the Company's two advanced projects, Loulo in Mali and Tongon in the Cote d'Ivoire.


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At Loulo, the updated feasibility study is being advanced to the bankable stage.
Work is currently focused on geohydrology modelling and studies related to facility site selection, infrastructure, optimum sizing and costing of the various development scenarios, and the potential for the underground exploitation of the deeper extensions to the deposit. In addition, discussions regarding the capital structure of the operating company and the fiscal regime under which it would operate are under way with the Malian authorities.

At Tongon, an additional infill drilling programme was completed during the quarter as part of a Type 3 feasibility study. Modelling of the results is in progress and will form the basis for further drilling at the end of current rainy season. The next round of drilling will focus on improving the definition of the resource and on testing strike and depth extensions. Additional metallurgical testwork and preliminary environmental assessments are also in progress.

On the exploration front, the Company continued to focus on its priority targets in the Morila, Loulo and Tongon regions as well as at Boundiali in the Cote d'Ivoire. It also continued to generate and incorporate new opportunities into its exploration portfolio. In Senegal, it has been granted two new permits and has now consolidated a contiguous holding of some 1 200 km2 in the highly prospective Sabodala Belt. In the Mali south region, it has entered into a joint-venture agreement with the Japanese company OMRD regarding the Sagala and Kekoro permits.

"If we take stock of our overall position at this point, I think we have some cause to be satisfied. We are a high-quality, low-cost producer with strong cash flows, a robust balance sheet, a substantial gold inventory, two ten-year gold projects already defined, and a promising exploration portfolio. It is also worth noting that we are one of the few producers capable of surviving unhedged in any realistically foreseeable gold price scenario," Bristow said.

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[du Plessis                       Issued on behalf of Randgold Resources Limited
Associates                                             by du Plessis Associates.
LOGO]                      dPA contact Kathy du Plessis on Tel: 27(11) 728 4701,
                    mobile: (0)83 266 5847 or e-mail randgoldresources@dpapr.com

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                                   DISCLAIMER:

Statements made in this release with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of the Syama. Randgold Resources assumes no obligation to update information in this release.